UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Registrant’s Name)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 9, 2025, THE GROWHUB LIMITED (the “Company”) issued a press release announcing the signing of Memorandum of Understanding with the Government of the Republic of Srpska to Pursue Environmental, Social, and Governance Initiatives and Traceability Solution Implementation. This press release is furnished herewith as Exhibit 99.1.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated September 9, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GROWHUB LIMITED

Date: September 9, 2025	By:	/s/ Chan Choon Yew Lester
	Name:	Chan Choon Yew Lester
	Title:	Chief Executive Officer

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